BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 9, 2011

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011
File No. 1-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated May 2, 2011. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Notes to Consolidated Financial Statements

(3) Investments in fixed maturity securities, page 73

1.

You disclose that during the fourth quarter of 2010 you recorded other-than-temporary impairment charges of $1,020 million on certain fixed maturity securities where you concluded that you were unlikely to receive all remaining contractual principal and interest amounts when due. Please tell us the securities comprising this charge. In addition, please provide us proposed revised disclosure to be included in future periodic reports that describes the facts and circumstances that led you to record the other-than-temporary impairment in the fourth quarter of 2010, how you determined the amount of the impairment and why the impairment was appropriately not recorded in an earlier period.

Substantially all of Berkshire’s other-than-temporary impairment losses recognized in the fourth quarter of 2010 on fixed maturity investments related to investments in a single issuer, Texas Competitive Energy Holdings Company (“TCEH”). A proposed revised disclosure to be included in future filings when appropriate follows.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

In the fourth quarter of 2010, we recorded other-than-temporary impairment losses of $1,020 million with respect to certain fixed maturity securities. Substantially all of these losses related to investments in two separate senior unsecured bond issues of TCEH (maturing in 2015 and 2016), which we acquired in the fourth quarter of 2007. TCEH and its parent, Energy Future Holdings Corp. (“EFHC”) are highly leveraged and, together with their affiliates, own and operate an energy and utility business in Texas. Since the bonds are classified as available-for-sale and already carried at fair value, no adjustment is required with respect to the carrying value of the investments in the consolidated balance sheet. Rather, the impairment loss merely results in the reclassification of the unrealized loss from accumulated other comprehensive income to earnings. In reaching a conclusion to record other-than-temporary impairment losses in the fourth quarter of 2010, we considered the following:

(a) TCEH and EFHC have been engaged in ongoing efforts to restructure their debt maturities. Such restructurings included private exchanges with other holders of the same securities held by Berkshire. A sizable exchange involving these securities was announced and completed in the fourth quarter of 2010. Berkshire did not participate in the exchange. The debt restructurings to date have effectively resulted in the further subordination of the bonds held by Berkshire.

(b) In the fourth quarter of 2010, Standard & Poor’s and Moody’s further cut their ratings on EFHC and TCEH debt, which included the bonds held by Berkshire. These rating agencies cited the issuers’ high leverage as well as operating and refinancing risks among other reasons for their downgrades.

(c) TCEH has remained current with respect to servicing all of its debt, and had not, to our knowledge, defaulted on any obligations. However it continues to have very large secured credit facilities maturing in 2013 and 2014.

(d) The market prices of the TCEH bonds declined further in the fourth quarter of 2010 and the bonds we hold were in a continuous unrealized loss position for over 2 years.

(e) We reviewed EFHC’s public reports and disclosures to monitor its operating performance, liquidity and capital structure and considered this information in making our judgments as to whether or not the impairments were other than temporary.

As of December 31, 2010, we did not believe that a default by either TCEH or EFHC was imminent or that a default was likely in the near term. However, future natural gas prices will likely be an important factor in determining whether TCEH and EFHC can avoid a default in the years to come. We also had no current intention to sell the securities and we did not believe we would be required to sell the bonds before recovering our amortized cost. Nevertheless, the developments in the fourth quarter and uncertainty regarding the direction of future natural gas prices were collectively viewed as negative, and given the length of time that these securities were in a continuous unrealized loss position, we concluded that recognizing an other-than-temporary impairment loss in the fourth quarter of 2010 was appropriate.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

We determined the amount of the impairment loss recorded in earnings as the difference between the fair value of the bonds and their amortized cost. We believed the implicit expected future cash flows embedded in the fair value represented a reasonable basis for measuring the credit loss component of the impairment.

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer

cc:	Sasha Parikh – Staff Accountant
Mark Brunhofer – Review Accountant
Daniel J. Jaksich